Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-75256 and 333-175676) on Form S-8 of Airgas, Inc. of our report dated June 19, 2015 with respect to the statements of net assets available for benefits of Airgas, Inc. 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Airgas, Inc. 401(k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 19, 2015